MUTUAL OF AMERICA INVESTMENT CORPORATION

                      ARTICLES SUPPLEMENTARY TO THE CHARTER

        Mutual of America Investment Corporation, a Maryland corporation (the CORPORATION), with its principal office c/o Corporation Trust Incorporated, 300 East Lombard Street, Baltimore, Maryland 21202, hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST: The total number of shares of capital stock of all classes that the Corporation has authority to issue is three billion (3,000,000,000) shares of common stock, par value $.01 per share, with an aggregate par value of thirty million dollars ($30,000,000).

        SECOND: Pursuant to authority vested in the Board of Directors of the Corporation by Section 5.1 of the Articles of Incorporation of the Corporation (the ARTICLES) and resolutions adopted by the Board of Directors at meetings duly held, the Board of Directors has duly designated the following classes of shares and allocated authorized common stock as follows:

 Aggressive Equity Fund   -500 million shares    Mid-Cap Equity Index Fund   - 150 million shares
 All America Fund         -500 million shares    Mid-Term Bond Fund          -  75 million shares
 Bond Fund                -425 million shares    Money Market Fund           - 100 million shares
 Composite Fund           -300 million shares    Short-Term Bond Fund        -  50 million shares
 Equity Index Fund        -275 million shares

The relative preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of each such class are as set forth in Section 5.3 of
Article V of the Articles.

        THIRD: Pursuant to authority vested in the Board of Directors of the Corporation by Article V of the Articles and resolutions adopted by the Board of Directors at meetings duly held, the Board of Directors has authorized allocation of such additional shares of common stock of each of the Funds, with the same relative preferences and other rights as then outstanding shares of such classes as set forth in Section 5.3 of the Articles, as are necessary from time to time to permit the issuance of shares required on a daily basis in the operation of each of the Funds, and the Board has authorized the officers of the Corporation to specify the amount of such additional shares as needed, with a report thereon to be made at the next regularly scheduled meeting of the Board of Directors.

        IN WITNESS WHEREOF, the President of the Corporation has signed these Articles Supplementary in the Corporation's name and on its behalf and acknowledges that these Articles Supplementary are the act of the Corporation, and states that to the best of her knowledge, information and belief all matters and facts set forth therein relating to the authorization and approval of the Articles Supplementary are true in all material respects and that this statement is made under the penalties of perjury.

Dated:  April 6, 1999

                                                 MUTUAL OF AMERICA
                                                 INVESTMENT CORPORATION
Attest:

                                                     /s/ Dolores J. Morrissey
                                                 -------------------------------
    /s/ Stanley M. Lenkowicz                     Dolores J. Morrissey, President
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   Stanley M. Lenkowicz, Secretary

                                     (seal)